Dreyfus Premier New Jersey Municipal Bond Fund, Inc.

SEMIANNUAL REPORT June 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier New Jersey Municipal Bond Fund, Inc, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep taxable bond yields within a relatively narrow trading range, while positive supply-and demand forces provide support for municipal bond prices. As always, your financial advisor can help you position your investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by W. Michael Petty, Portfolio Manager

Note to Shareholders: On June 6, 2007, the fund began to offer Class Z shares, which are generally closed to new investment accounts.

Market and Fund Performance Overview

Municipal bond prices fell when economic and inflation concerns intensified late in the reporting period, moderating previous gains. The fund's Class A shares produced a higher return than its benchmark and the fund's Lipper category average, primarily due to the portfolio's relatively short average duration, which helped dampen the effects of heightened market volatility.

For the six-month period ended June 30, 2007, Dreyfus Premier New Jersey Municipal Bond Fund achieved total returns of 0.24% for Class A shares, –0.09% for Class B shares, –0.14% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.14% for the same period.[2] In addition, the fund is reported in the Lipper General Municipal Debt Funds category, and the average total return for all funds reported in this category was –0.05% for the reporting period.[3]

The Fund's Investment Approach

To pursue this goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal and New Jersey personal income taxes. The fund invests at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that we believe can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Early Market Rallies Were Offset by Subsequent Volatility

When the reporting period began, weakness in the housing sector had triggered a slowdown of U.S. economic growth. At the same time, energy prices had fallen from record high levels recorded the previous summer, alleviating inflation concerns, and the Federal Reserve Board (the "Fed") continued to hold short-term interest rates steady. Consequently, municipal bonds rallied over the first few months of 2007. In addition, the market benefited from robust demand for longer-term securities from non-traditional investors, such as hedge funds and highly leveraged institutional accounts.

Although the rally was interrupted in late February due to turmoil in the U.S. sub-prime mortgage sector, bond prices rebounded in March and April. The renewed upturn proved to be relatively short-lived, however, when investor sentiment deteriorated in late May and June amid signs of stronger-than-expected economic growth. By the end of the reporting period, the ensuing market decline had erased previous gains.

Although New Jersey has continued to face a number of financial challenges, fiscal conditions have been supported by a diverse economic base, high wealth levels compared to residents of other states and progress in addressing its structural budget imbalance.

Shorter-Than-Average Duration Posture Helped Support Fund Performance

The fund continued to benefit from seasoned, core holdings that were acquired when yields were higher than today. In addition, we had set the fund's average duration in a range that was shorter than industry averages, which helped shelter it from the full brunt of market volatility.

The fund also received good results from our emphasis on higher-quality securities when yield differences widened along the market's credit-rating range, undermining municipal bonds rated BBB or lower. Returns were particularly attractive from higher-quality zero-coupon bonds. In addition, some of the fund's holdings were scheduled for early redemption during the reporting period, with the cash to do so set aside in escrow, effectively boosting their prices.

The Fund Remains Positioned for a Steady Fed Policy

Although fixed-income investors have reacted negatively to recent signs of stronger economic growth, we believe these concerns are temporary. Mixed economic and inflation data continue to suggest to us that the Fed is likely to maintain current monetary policy for some time. Therefore, we have gradually increased the fund's average duration toward the neutral range in an attempt to capture incrementally higher yields.

July 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided for Class A, B and C shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement, which may be terminated upon 90 days' notice to shareholders. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier New Jersey Municipal Bond Fund, Inc. from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2007 †

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 5.26	$ 7.73	$ 8.97	$ 0.67
Ending value (after expenses)	$1,002.40	$999.10	$998.60	$1,001.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000††	$ 5.31	$ 7.80	$ 9.05	$ 5.36
Ending value (after expenses)	$1,019.54	$1,017.06	$1,015.82	$1,019.49

† For Class A, Class B and Class C and from June 7, 2007 (commencement of initial offering) to June 30, 2007 for Class Z shares.

†† Expenses are equal to the fund's annualized expense ratio of 1.06% for Class A, 1.56% for Class B, 1.81% for Class C and 1.07% for Class Z, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Long-Term Municipal Investments—102.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey—93.1%				
Atlantic City Board of Education, GO (Guaranteed; School Bond Reserve Act and Insured; FSA)	5.50	12/1/08	1,250,000	1,280,475
Atlantic County Utilities Authority, Solid Waste System Revenue	7.00	3/1/08	1,230,000	1,246,310
Atlantic County Utilities Authority, Solid Waste System Revenue	7.13	3/1/16	13,250,000	13,699,705
Bayonne, BAN	5.00	10/26/07	2,000,000	2,003,760
Bayonne Redevelopment Agency, Revenue (Royal Caribbean Project)	5.38	11/1/35	4,120,000	4,230,787
Bergen County Utilities Authority, Water Pollution Control Revenue (Insured; FGIC)	5.38	12/15/13	1,155,000	1,220,246
Bordentown Sewer Authority, Revenue (Insured; FGIC)	5.38	12/1/20	3,880,000	4,048,276
Burlington County Bridge Commission, LR (Governmental Leasing Program)	5.25	8/15/12	1,075,000 [a]	1,129,825
Burlington County Bridge Commission, LR (Governmental Leasing Program)	5.25	8/15/12	1,330,000 [a]	1,397,830
Burlington County Bridge Commission, LR (Governmental Leasing Program)	5.25	8/15/16	25,000	26,416
Burlington County Bridge Commission, LR (Governmental Leasing Program)	5.25	8/15/17	25,000	26,416
Camden (Insured; FSA)	0.00	2/15/12	4,385,000	3,646,522
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	2,000,000	2,062,600

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	4,545,000	4,687,258
Carteret Board of Education, COP (Insured; MBIA)	6.00	1/15/10	440,000 [a]	466,286
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.25	1/1/13	2,390,000 [a]	2,535,718
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.00	1/1/27	3,220,000	3,311,963
East Orange (Insured; FSA)	0.00	8/1/10	4,240,000	3,763,170
East Orange (Insured; FSA)	0.00	8/1/11	2,500,000	2,127,925
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/21	685,000	373,667
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/26	745,000	313,563
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/28	2,345,000	892,038
Essex County Improvement Authority, LR (County Correctional Facility Project) (Insured; FGIC)	6.00	10/1/10	10,000,000 [a]	10,633,900
Freehold Regional High School District, School District Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.50	3/1/09	1,450,000	1,491,267
Freehold Regional High School District, School District Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.50	3/1/10	2,460,000	2,565,313
Garden State Preservation Trust, Open Space and Farmland Preservation (Insured; FSA)	5.25	11/1/21	2,010,000	2,207,000
Gloucester Township Municipal Utilities Authority, Sewer Revenue (Insured; AMBAC)	5.65	3/1/18	2,530,000	2,753,880
Highland Park Borough Board of Education, GO (Insured; FSA)	5.00	2/15/25	3,000,000	3,165,210

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Hudson County Improvement Authority, Facility LR (Hudson County Lease Project) (Insured; FGIC)	5.25	10/1/12	2,795,000	2,870,018
Hudson County Improvement Authority, Harrison Stadium Land Acquisition Special Obligation Revenue (Harrison Redevelopment Project) (Insured; MBIA)	0.00	12/15/34	3,000,000	802,500
Hudson County Improvement Authority, LR (County Services Building Project) (Insured; AMBAC)	5.00	4/1/35	2,500,000	2,578,425
Jackson Township Board of Education, GO (Guaranteed; School Bond Reserve Act and Insured; MBIA)	5.25	6/15/23	6,105,000	6,699,139
Jersey City (Insured; FSA)	0.00	5/15/10	4,745,000	4,241,034
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	1,575,000	1,617,667
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	915,000	940,245
Jersey City, Public Improvement Revenue (Insured; MBIA)	5.25	9/1/09	1,605,000 [a]	1,666,937
Jersey City, Water Revenue (Insured; AMBAC)	5.20	10/1/08	1,565,000	1,591,902
Mercer County Improvement Authority, County Secured Open Space Revenue (Insured; MBIA)	5.00	8/1/40	3,290,000	3,382,844
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/20	3,745,000	2,089,261
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/22	4,740,000	2,395,122

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Middlesex County Utilities Authority, Sewer Revenue (Insured; MBIA)	6.25	8/15/10	1,095,000	1,135,931
New Jersey	6.00	5/1/10	3,695,000 a	3,900,885
New Jersey (Insured; MBIA)	6.00	7/15/10	7,400,000	7,847,330
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.63	6/15/18	3,000,000	3,075,000
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	2,300,000	2,389,286
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	2,500,000	2,663,125
New Jersey Economic Development Authority, Department of Human Services Composite Revenue (Division of Developmental Disabilities)	6.25	7/1/24	1,295,000	1,381,648
New Jersey Economic Development Authority, Department of Human Services Composite Revenue (Division of Mental Health Services)	6.10	7/1/17	3,320,000	3,522,952
New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Company L.P. Project)	6.20	12/1/07	515,000	516,339
New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Company L.P. Project)	6.20	12/1/10	4,040,000	4,076,683
New Jersey Economic Development Authority, EDR (American Airlines, Inc. Project)	7.10	11/1/31	1,085,000	1,086,193
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.00	6/1/18	1,680,000	1,732,130

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.88	6/1/18	2,750,000	2,942,060
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.50	6/1/21	1,920,000	2,024,390
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	6.00	6/1/25	1,000,000	1,077,830
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.25	6/1/32	350,000	365,207
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	3,000,000	3,041,370
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project)	5.50	1/1/18	2,950,000	2,979,824
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project)	5.50	1/1/25	3,000,000	3,019,830
New Jersey Economic Development Authority, First Mortgage Revenue (The Evergreens)	6.00	10/1/17	650,000	657,507
New Jersey Economic Development Authority, First Mortgage Revenue (The Evergreens)	6.00	10/1/22	700,000	708,365
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/18	5,000,000	3,098,700
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/20	3,350,000	1,882,767

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/21	2,620,000	1,402,905
New Jersey Economic Development Authority, Retirement Community Revenue (Seabrook Village, Inc. Facility)	5.00	11/15/15	1,605,000	1,628,947
New Jersey Economic Development Authority, Retirement Community Revenue (Seabrook Village, Inc. Facility)	5.25	11/15/26	1,700,000	1,711,152
New Jersey Economic Development Authority, Revenue (Department of Human Services Pooled Financing Program)	5.75	7/1/14	1,080,000	1,149,606
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/12	1,000,000	835,830
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/13	1,000,000	801,490
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/15	3,250,000	2,377,277
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/17	5,000,000	3,330,650
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/18	2,500,000	1,584,200
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/20	6,500,000	3,734,965

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/22	6,000,000	3,124,140
New Jersey Economic Development Authority, Revenue (Transportation Project) (Insured; FSA)	5.25	5/1/11	2,210,000	2,311,130
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	6/15/11	2,500,000	2,640,375
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/18	10,000,000 b,c	10,477,800
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	9/1/24	4,300,000	4,851,690
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	5,000,000	5,157,750
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	2,000,000	2,063,100
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.00	6/15/10	2,425,000 a	2,565,723
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.13	6/15/10	7,535,000 a	7,998,327
New Jersey Economic Development Authority, Waste Paper Recycling Revenue (Marcal Paper Mills Inc. Project)	6.25	2/1/09	2,885,000	2,879,432

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Educational Facilities Authority, Revenue (College of New Jersey Issue) (Insured; FGIC)	5.38	7/1/17	1,300,000	1,372,813
New Jersey Educational Facilities Authority, Revenue (Fairleigh Dickenson University Issue)	6.00	7/1/20	4,535,000	4,966,959
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.13	7/1/10	1,550,000 [a]	1,604,018
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.25	7/1/10	2,885,000 [a]	2,995,697
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.00	7/1/23	2,000,000	2,096,040
New Jersey Educational Facilities Authority, Revenue (Public Library Project Grant Program Issue) (Insured; AMBAC)	5.50	9/1/17	1,500,000	1,596,390
New Jersey Educational Facilities Authority, Revenue (Public Library Project Grant Program Issue) (Insured; AMBAC)	5.00	9/1/22	5,500,000	5,681,665
New Jersey Educational Facilities Authority, Revenue (Rider University Issue) (Insured; Radian)	5.00	7/1/37	1,750,000	1,764,245
New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; FGIC)	5.75	7/1/10	15,405,000 [a]	16,203,595
New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; FGIC)	4.25	7/1/34	3,500,000	3,273,655
New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology Issue)	5.38	7/1/34	2,500,000	2,596,700
New Jersey Environmental Infrastructure Trust	5.25	9/1/10	4,070,000 [a]	4,267,598
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.00	7/1/12	6,145,000	6,545,224

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.25	7/1/12	2,270,000 [a]	2,494,753
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.25	7/1/17	2,730,000	2,965,544
New Jersey Health Care Facilities Financing Authority, Revenue (Capital Health System Obligated Group Issue)	5.75	7/1/23	3,000,000	3,155,940
New Jersey Health Care Facilities Financing Authority, Revenue (General Hospital Center at Passaic, Inc. Obligated Group Issue) (Insured; FSA)	6.75	7/1/19	550,000	653,669
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Hospital Issue)	5.38	7/1/13	2,000,000	2,063,140
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Hospital Issue) (Insured; MBIA)	5.00	7/1/08	1,500,000	1,508,670
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA)	0.00	7/1/23	2,280,000	1,104,500
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA)	0.00	7/1/23	3,220,000	1,557,417
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Elizabeth Hospital Obligated Group Issue)	6.00	7/1/14	2,500,000	2,550,275
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Elizabeth Hospital Obligated Group Issue)	6.00	7/1/20	3,120,000	3,182,743

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital Issue)	6.00	7/1/12	3,000,000	3,145,320
New Jersey Health Care Facilities Financing Authority, Revenue (Trinitas Hospital Obligated Group)	7.38	7/1/10	4,000,000 [a]	4,369,080
New Jersey Higher Education Assistance Authority, Student Loan Revenue (Insured; MBIA)	6.13	6/1/17	300,000	308,250
New Jersey Highway Authority, Revenue (Garden State Parkway)	6.00	1/1/19	6,645,000	7,619,489
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.75	4/1/18	1,200,000	1,220,532
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.30	4/1/26	935,000	940,601
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured: AMBAC and FHA)	5.65	5/1/40	5,250,000	5,352,690
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.70	5/1/20	2,595,000	2,678,533
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.75	5/1/25	895,000	921,036
New Jersey Housing and Mortgage Finance Agency, Multi-Family Revenue (Insured; FGIC)	5.00	11/1/36	800,000	800,792
New Jersey Housing and Mortgage Finance Agency, SFHR	5.25	10/1/37	2,500,000	2,597,100
New Jersey Transit Corporation, Master Lease Agreement, COP, Federal Transit Administration Grants (Insured; AMBAC)	5.75	9/15/10	5,000,000 [a]	5,269,350
New Jersey Transportation Trust Fund Authority (Transportation System)	5.13	6/15/09	25,500,000 [b,c]	26,120,288
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/09	2,725,000	2,810,402

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/20	4,000,000	4,147,400
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/21	3,000,000	3,252,210
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	12/15/23	7,000,000	7,777,420
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; FSA)	5.00	6/15/20	2,500,000	2,609,175
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	2,630,000 a	2,849,053
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	1,370,000 a	1,484,107
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	5,000,000 a	5,416,450
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	9,000,000 a,b,c	9,749,610
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	8,000,000 a,b,c	8,666,320
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.00	6/15/12	2,255,000	2,558,275
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.00	6/15/12	3,745,000	4,238,029
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	60,000	67,644
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	160,000	181,790
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	6.50	1/1/16	1,000,000	1,132,420
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.00	1/1/20	5,000,000	5,195,600

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.25	1/1/26	4,500,000	4,965,705
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	685,000	715,222
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	2,315,000	2,418,249
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.00	1/1/14	3,180,000	3,538,259
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	17,935,000	20,377,568
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	1,210,000	1,374,790
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	3,520,000	3,986,118
North Hudson Sewerage Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/16	2,000,000	2,112,500
North Hudson Sewerage Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/17	2,000,000	2,102,160
North Jersey District Water Supply Commission, Sewer Revenue (Wanaque South Project) (Insured; MBIA)	6.00	7/1/19	2,000,000	2,238,240
Northeast Monmouth County Regional Sewer Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/10	2,250,000	2,269,755
Ocean County, General Improvement	5.00	9/1/10	1,300,000 [a]	1,353,521
Ocean County, General Improvement	5.00	9/1/10	1,200,000 [a]	1,249,404
Ocean County Utilities Authority, Wastewater Revenue	5.25	1/1/17	1,500,000	1,569,045
Port Authority of New York and New Jersey (Consolidated Bonds, 121st Series) (Insured; MBIA)	5.38	10/15/35	14,950,000	15,157,955
Port Authority of New York and New Jersey, Special Obligation Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/15	5,000,000	5,683,400

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
South Brunswick Township Board of Education, School Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.63	12/1/09	1,820,000 [a]	1,895,039
South Jersey Transportation Authority, Transportation System Revenue (Insured; FGIC)	5.00	11/1/33	2,500,000	2,584,350
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.38	6/1/12	2,500,000 [a]	2,655,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/13	1,790,000 [a]	2,047,724
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	10,630,000 [a]	12,293,382
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/19	5,000,000	5,060,300
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.63	6/1/26	10,000,000	9,288,500
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/32	6,680,000	7,109,925
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	19,000,000	17,977,610
Trenton (Insured; FGIC)	5.13	1/15/13	1,000,000	1,028,400
Union County Improvement Authority, Revenue (Correctional Facility Project)	5.00	6/15/22	3,155,000	3,255,518

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Union County Utilities Authority, Solid Waste Revenue (Ogden Martin Systems of Union, Inc.) (Insured; AMBAC)	5.38	6/1/20	4,990,000	5,082,814
University of Medicine and Dentistry of New Jersey (Insured; AMBAC)	5.50	12/1/27	15,425,000	16,395,541
West Orange Board of Education, COP (Insured; MBIA)	6.00	10/1/09	500,000 [a]	527,845
U.S. Related—9.6%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,500,000 [a]	1,579,935
Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	1,083,470
Puerto Rico Commonwealth (Insured; MBIA)	5.65	7/1/15	2,000,000	2,188,900
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/25	5,000,000	5,231,800
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/32	5,000,000	5,216,800
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/29	7,850,000	8,957,086
Puerto Rico Electric Power Authority, Power Revenue	5.00	7/1/37	10,000,000	10,233,200
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; AMBAC)	5.25	7/1/38	6,000,000	6,710,460
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.00	7/1/22	1,615,000	1,677,307
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	10,400,000	10,513,464

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Virgin Islands Public Finance Authority, Revenue (Senior Lien Fund) (Insured; ACA)	5.50	10/1/08	1,500,000	1,530,690
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.50	10/1/10	3,000,000 [a]	3,263,010
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	2,000,000	2,148,060
Total Long-Term Municipal Investments (cost $622,328,429)				**644,262,498**

Short-Term Municipal Investment—.4%				
New Jersey;				
New Jersey Economic Development Authority, School Facilities Construction Revenue (LOC: Bank of Nova Scotia and Lloyds TSB Bank PLC) (cost $2,500,000)	3.88	7/1/07	2,500,000 [d]	**2,500,000**

Total Investments (cost $624,828,429)	**103.1%**	**646,762,498**
Liabilities, Less Cash and Receivables	**(3.1%)**	**(19,172,422)**
Net Assets	**100.0%**	**627,590,076**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $55,014,018 or 8.8% of net assets.*

c *Collateral for floating rate borrowings.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	61.7
AA		Aa		AA	4.8
A		A		A	8.7
BBB		Baa		BBB	18.3
BB		Ba		BB	.7
B		B		B	1.1
CCC		Caa		CCC	.2
F1		MIG1/P1		SP1/A1	.4
Not Rated [e]		Not Rated [e]		Not Rated [e]	4.1
					100.0

[†] *Based on total investments.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investment in Securities—See Statement of Investments	624,828,429	646,762,498
Interest receivable		8,502,330
Receivable for shares of Common Stock subscribed		4,499
Prepaid expenses		28,444
		655,297,771
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		415,163
Cash overdraft due to Custodian		678,935
Payable for floating rate notes issued		26,250,000
Payable for shares of Common Stock redeemed		235,985
Interest and related expense payable		46,509
Accrued expenses		81,103
		27,707,695
Net Assets ($)		**627,590,076**
Composition of Net Assets ($):		
Paid-in capital		606,285,736
Accumulated undistributed investment income—net		39,557
Accumulated net realized gain (loss) on investments		(669,286)
Accumulated net unrealized appreciation (depreciation) on investments		21,934,069
Net Assets ($)		**627,590,076**

Net Asset Value Per Share	Class A	Class B	Class C	Class Z
Net Assets ($)	453,432,698	1,732,380	3,456,271	168,968,727
Shares Outstanding	35,349,281	135,198	269,680	13,170,703
Net Asset Value Per Share ($)	**12.83**	**12.81**	**12.82**	**12.83**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**12,784,904**
Expenses:	
Management fee–Note 3(a)	1,443,511
Shareholder servicing costs–Note 3(c)	679,857
Interest and related expense	524,477
Directors' fees and expenses–Note 3(d)	36,834
Professional fees	34,707
Registration fees	25,323
Custodian fees	24,345
Distribution fees–Note 3(b)	16,247
Prospectus and shareholders' reports	14,344
Loan commitment fees–Note 2	902
Miscellaneous	12,825
Total Expenses	**2,813,372**
Less–reduction in management fee due to undertaking–Note 3(a)	(227,565)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(9,720)
Net Expenses	**2,576,087**
Investment Income–Net	**10,208,817**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	62,907
Net unrealized appreciation (depreciation) on investments	(6,024,043)
Net Realized and Unrealized Gain (Loss) on Investments	**(5,961,136)**
Net Increase in Net Assets Resulting from Operations	**4,247,681**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income–net	10,208,817	20,317,798
Net realized gain (loss) on investments	62,907	1,700,342
Net unrealized appreciation (depreciation) on investments	(6,024,043)	(3,336,028)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,247,681**	**18,682,112**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A	(9,616,751)	(20,061,424)
Class B	(34,665)	(76,257)
Class C	(53,304)	(93,384)
Class Z	(464,540)	–
Total Dividends	**(10,169,260)**	**(20,231,065)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A	23,211,349	33,931,033
Class B	1,780	355,054
Class C	949,357	404,894
Class Z	684,018	–
Net assets received in connection with reorganization–Note 1	166,857,444	–
Dividends reinvested:		
Class A	7,100,844	14,677,264
Class B	21,138	49,740
Class C	25,341	51,129
Class Z	374,342	–
Cost of shares redeemed:		
Class A	(33,918,112)	(56,582,974)
Class B	(385,639)	(294,864)
Class C	(221,024)	(411,076)
Class Z	(1,780,797)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**162,920,041**	**(7,819,800)**
Total Increase (Decrease) in Net Assets	**156,998,462**	**(9,368,753)**
Net Assets ($):		
Beginning of Period	470,591,614	479,960,367
End of Period	**627,590,076**	**470,591,614**
Undistributed investment income–net	39,557	–

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	1,789,554	2,602,149
Shares issued for dividends reinvested	546,164	1,126,636
Shares redeemed	(2,604,060)	(4,338,081)
Net Increase (Decrease) in Shares Outstanding	**(268,342)**	**(609,296)**
Class B[a]		
Shares sold	137	27,258
Shares issued for dividends reinvested	1,627	3,816
Shares redeemed	(29,601)	(22,580)
Net Increase (Decrease) in Shares Outstanding	**(27,837)**	**8,494**
Class C		
Shares sold	72,857	31,034
Shares issued for dividends reinvested	1,951	3,922
Shares redeemed	(16,977)	(31,578)
Net Increase (Decrease) in Shares Outstanding	**57,831**	**3,378**
Class Z		
Shares sold	54,296	–
Shares received in connection with reorganization–Note 1	13,226,443	–
Shares issued for dividends reinvested	29,177	–
Shares redeemed	(139,213)	–
Net Increase (Decrease) in Shares Outstanding	**13,170,703**	**–**

[a] *During the period ended June 30, 2007, 3,946 Class B shares representing $51,441 were automatically converted to 3,942 Class A shares, and during the period ended December 31, 2006, 1,434 Class B shares representing $18,792, were automatically converted to 1,433 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	13.07	13.12	13.26	13.32	13.25	12.76
Investment Operations:						
Investment income−net[b]	.27	.56	.56	.55	.57	.62
Net realized and unrealized gain (loss) on investments	(.24)	(.05)	(.14)	(.04)	.06	.49
Total from Investment Operations	.03	.51	.42	.51	.63	1.11
Distributions:						
Dividends from investment income−net	(.27)	(.56)	(.56)	(.55)	(.56)	(.62)
Dividends from net realized gain on investments	–	–	–	(.02)	–	(.00)[c]
Total Distributions	(.27)	(.56)	(.56)	(.57)	(.56)	(.62)
Net asset value, end of period	12.83	13.07	13.12	13.26	13.32	13.25
Total Return (%)	.24[d,e]	4.00[d]	3.22[d]	3.91[d]	4.90[d]	8.88
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.17[f]	1.18	1.12[g]	1.04[g]	1.03[g]	1.03[g]
Ratio of net expenses to average net assets	1.06[f]	1.06	1.01[g]	.94[g]	.94[g]	.94[g]
Ratio of net investment income to average net assets	4.24[f]	4.32	4.25	4.16	4.29	4.77
Portfolio Turnover Rate	20.09[e]	17.13	11.22	16.98	24.45	33.10
Net Assets, end of period ($ x 1,000)	453,433	465,695	475,203	500,585	536,073	558,814

[a] The fund commenced offering three classes of shares on January 7, 2003. The existing shares redesignated Class A.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
[g] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods footnoted have been restated due to an interpretation of an accounting principle. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return.

See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.06	13.10	13.25	13.30	13.13
Investment Operations:					
Investment income—net[b]	.24	.50	.50	.48	.48
Net realized and unrealized gain (loss) on investments	(.25)	(.04)	(.16)	(.03)	.17
Total from Investment Operations	(.01)	.46	.34	.45	.65
Distributions:					
Dividends from investment income—net	(.24)	(.50)	(.49)	(.48)	(.48)
Dividends from net realized gain on investments	–	–	–	(.02)	–
Total Distributions	(.24)	(.50)	(.49)	(.50)	(.48)
Net asset value, end of period	12.81	13.06	13.10	13.25	13.30
Total Return (%)[c]	(.09)[d]	3.56	2.63	3.46	5.07[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.70[e]	1.74	1.67[f]	1.59[f]	1.57[e,f]
Ratio of net expenses to average net assets	1.56[e]	1.56	1.51[f]	1.44[f]	1.43[e,f]
Ratio of net investment income to average net assets	3.74[e]	3.82	3.74	3.65	3.63[e]
Portfolio Turnover Rate	20.09[d]	17.13	11.22	16.98	24.45
Net Assets, end of period ($ x 1,000)	1,732	2,129	2,025	1,614	1,038

[a] *From January 7, 2003 (commencement of initial offering) to December 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods footnoted have been restated due to an interpretation of an accounting principle. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return.*

See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.06	13.11	13.25	13.31	13.13
Investment Operations:					
Investment income–net[b]	.23	.46	.46	.45	.44
Net realized and unrealized gain (loss) on investments	(.25)	(.05)	(.14)	(.04)	.19
Total from Investment Operations	(.02)	.41	.32	.41	.63
Distributions:					
Dividends from investment income–net	(.22)	(.46)	(.46)	(.45)	(.45)
Dividends from net realized gain on investments	–	–	–	(.02)	–
Total Distributions	(.22)	(.46)	(.46)	(.47)	(.45)
Net asset value, end of period	12.82	13.06	13.11	13.25	13.31
Total Return (%)[c]	(.14)[d]	3.22	2.45	3.13	4.88[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.92[e]	1.96	1.89[f]	1.81[f]	1.80[e,f]
Ratio of net expenses to average net assets	1.81[e]	1.81	1.76[f]	1.69[f]	1.67[e,f]
Ratio of net investment income to average net assets	3.47[e]	3.57	3.51	3.41	3.34[e]
Portfolio Turnover Rate	20.09[d]	17.13	11.22	16.98	24.45
Net Assets, end of period ($ x 1,000)	3,456	2,768	2,732	1,736	1,188

[a] *From January 7, 2003 (commencement of initial offering) to December 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods footnoted have been restated due to an interpretation of an accounting principle. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return.*
See notes to financial statements.

	Six Month Ended June 30, 2007[a]
Class Z Shares	(Unaudited)
Per Share Data ($):	
Net asset value, beginning of period	12.84
Investment Operations:	
Investment income—net[b]	.04
Net realized and unrealized gain (loss) on investments	(.01)
Total from Investment Operations	.03
Distributions:	
Dividends from investment income—net	(.04)
Net asset value, end of period	12.83
Total Return (%)	.17[c]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.07[d]
Ratio of net expenses to average net assets	1.07[d]
Ratio of net investment income to average net assets	4.39[d]
Portfolio Turnover Rate	20.09[c]
Net Assets, end of period ($ x 1,000)	168,969

[a] *From June 7, 2007, (commencement of initial offering) to June 30, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New Jersey Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey personal income taxes, as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Financial Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

On December 13, 2006, the fund's Board of Directors approved the addition of Class Z shares, which became effective on June 7, 2007.

As of the close of business on June 7, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to liabilities, of Dreyfus New Jersey Intermediate Municipal Bond Fund were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. Shareholders of Dreyfus New Jersey Intermediate Municipal Bond Fund received Class Z shares of the fund, in a amount equal to the aggregate net asset value of their investment in Dreyfus New Jersey Intermediate Municipal Bond Fund at the time of the exchange. The fund's net asset value on the close of business on June 7, 2007 was $12.84 per share for Class Z shares, and a total of 13,226,443 Class Z shares representing net assets of $169,816,616 (including $2,970,086 net unrealized depreciation on investments) were issued to shareholders of Dreyfus New Jersey Intermediate Municipal Bond Fund in the exchange. The exchange was a tax-free event to Dreyfus New Jersey Intermediate Municipal Bond Fund shareholders.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager served as the distributor of the fund's shares. Effective, June 30, 2007, the Distributor became known as MBSC Securities Corporation. The fund is authorized to issue 525 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (200 million shares authorized), Class B (150 million shares authorized), Class C (150 million shares authorized) and Class Z (25 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of Dreyfus New Jersey Intermediate Municipal Bond Fund as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the fund's Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

Inverse floaters purchased after January 1, 1997 in the agency market are accounted for as financing transactions in accordance with FASB 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $803,681 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: tax exempt income $20,231,065. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken until such time as they give shareholders at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage commissions, interest expense, commitment fees, extraordinary expenses, shareholder services fees and Rule 12b-1 distribution plan fees, but including the management fee, exceed .60% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $227,565 during the period ended June 30, 2007.

During the period ended June 30, 2007, the Distributor retained $4,548 from commissions earned on sales of the fund's Class A shares and $919 and $998 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended June 30, 2007, Class B and Class C shares were charged $4,660 and $11,587 respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2007, Class A, Class B and Class C shares were charged $568,700, $2,330 and $3,862, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2007, Class Z shares were charged $9,000 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2007, the fund was charged $66,758 pursuant to the transfer agency agreement.

During the period ended June 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $308,088, Rule 12b-1 distribution plan fees $2,819, shareholder services plan fees $93,391, chief compliance officer fees $1,205, custodian fee $11,016 and transfer agency per account fees $32,044, which are offset against an expense reimbursement currently in effect in the amount of $33,400.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2007, amounted to $102,179,323 and $105,471,974, respectively.

At June 30, 2007, accumulated net unrealized appreciation on investments was $21,934,069, consisting of $24,152,985 gross unrealized appreciation and $2,218,916 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the fund's Board held on May 23, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending July 31, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return ranked in the third quintile of its Performance Group for the one- and three-year periods ended March 31, 2007 and in the second quintile for the five-year period ended March 31, 2007. The fund's average annual total return ranked in the third quintile of its Performance Universe for the one-, three- and five-year periods ended March 31, 2007. The Board also noted that the fund's yield ranked in the first quintile of its Performance Group and Performance Universe for the one-year period ended March 31, 2007.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's actual management fee and total expense ratio were lower than the median of the Expense Group and the Expense Universe.

Representatives of Dreyfus noted that there were no similarly managed separate accounts or wrap fee accounts managed by Dreyfus or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Premier
New Jersey
Municipal Bond Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DRNJX   Class B: DBNJX   Class C: DCNJX
Class Z: DZNJX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0750SA0607